FMC

FRASER MILNER CASGRAIN LLP

07027508

Barbara Ross
Law Clerk
Direct Line: 416-863-4676
barb.ross@fmc-law.com

October 10, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Dear Sirs/Mesdames:

Subject: **Jannock Properties Limited (File No. 82-5062)**
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated September 27, 2007; and

(b) Material Change Report dated October 4, 2007.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 10/23

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Barbara Ross
Law Clerk

BR/se
Enclosures

cc: Brian Jamieson, Jannock Properties Limited (with encls.)
Richard Scott, Fraser Milner Casgrain LLP (w/o encls.)
Matthew Hibbert, Fraser Milner Casgrain LLP (w/o encls.)

4861511_1.DOC

Jannock Properties Limited

Press Release

September 27, 2007

Jannock Properties Limited reports deferral of Jancor payment

TORONTO, ONTARIO—Jannock Properties Limited today reported that it has been advised that Jancor Companies, Inc. (Jancor) will not be making the payment of US$1,000,003 that is due on its subordinated debt on September 30, 2007. The deferment has been attributed by Jancor to ongoing weakness in earnings resulting from the soft US housing markets and from high resin costs.
The payment by Jancor was to be remitted to Jannock Properties under the terms of an agreement whereby Jannock Properties was to receive these monies from Jancor's subordinated lender after cumulative payments of principal and interest by Jancor on its subordinated debt reached a threshold level. At this time it is not possible to predict when or if the deferred payment will be made by Jancor.

****

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1. **Name and Address of Company**

Jannock Properties Limited ("**Jannock Properties**")
2500 Meadowpine Blvd., Unit 7
Mississauga, Ontario
L5N 6C4

Item 2. **Date of Material Change**

September 27, 2007

Item 3. **News Release**

A news release concerning the material change was issued through CCNMatthews on September 27, 2007.

Item 4. **Summary of Material Change**

On September 27, 2007, Jannock Properties reported that it has been advised that Jancor Companies, Inc. ("**Jancor**") will not be making the payment of US$1,000,003 due by Jancor to Jannock Properties on its subordinated debt on September 30, 2007.

Item 5. **Full Description of Material Change**

See Schedule A annexed hereto.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Executive Officer**

Inquiries in respect of the material change referred to herein may be made to:

Brian Jamieson
Chief Financial Officer and Secretary
Jannock Properties Limited
(905) 821-4464
bjamie@jannockproperties.com

Item 9. **Date of Report**

October 4, 2007

SCHEDULE A

Jannock Properties Limited

Press Release

September 27, 2007

Jannock Properties Limited reports deferral of Jancor payment

TORONTO, ONTARIO—Jannock Properties Limited today reported that it has been advised that Jancor Companies, Inc. (Jancor) will not be making the payment of US$1,000,003 that is due on its subordinated debt on September 30, 2007. The deferment has been attributed by Jancor to ongoing weakness in earnings resulting from the soft US housing markets and from high resin costs.

The payment by Jancor was to be remitted to Jannock Properties under the terms of an agreement whereby Jannock Properties was to receive these monies from Jancor's subordinated lender after cumulative payments of principal and interest by Jancor on its subordinated debt reached a threshold level. At this time it is not possible to predict when or if the deferred payment will be made by Jancor.

****

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

END